                                               ARMOR HOLDINGS, INC. NEWS RELEASE
                                         =======================================
                                                           For Immediate Release

Contact:
Jonathan M. Spiller, President & Chief Executive Officer
(904) 261-4035

                         ARMOR HOLDINGS, INC. ANNOUNCES
                    DEFINITIVE PURCHASE AGREEMENT TO ACQUIRE
                    DEFENSE TECHNOLOGY CORPORATION OF AMERICA

Fernandina Beach, Florida, August 26, 1996 - Armor Holdings, Inc. (the "Company") (SYMBOL ABE - American Stock Exchange) announced today the execution of a definitive purchase agreement to acquire substantially all of the assets of Defense Technology Corporation of America (DTCoA) based in Casper, Wyoming. The closing is subject to, among other things, the completion of due diligence and other customary requirements. The closing will occur on, or about, September 30, 1996. The purchase consideration is undisclosed. The acquisition of DTCoA with sales for fiscal 1995 of approximately $11 million would have approximately doubled the Company's 1995 sales.

Defense Technology Corporation of America is a leading manufacturer and distributor of Less-Than-Lethal products including pepper sprays, distraction devices, flameless expulsion grenades, specialty impact munitions and dry powdered OC to law enforcement and military agencies in the United States and abroad. In addition, DTCoA distributes other similar products including gas masks, riot helmets and gun holsters.

"The acquisition of Defense Technology Corporation of America is a milestone for Armor Holdings," said Jonathan M. Spiller, President and Chief Executive Officer. "With dominant market share in each of its major products, DTCoA offers excellent profit and revenue growth opportunities. The Less-Than-Lethal product market is dynamic and global. As the armies of today continue their trend of taking on the role of peacekeeper, the Company believes these products will grow in importance. In addition, the use of pepper spray and specialty impact products are gaining greater acceptance with police forces worldwide. We will continue to seek aggressively additional acquisition opportunities consistent with our growth strategy."

Armor Holdings, Inc. and its subsidiaries are engaged in the development, manufacture and distribution of products and services for the law enforcement, military and security markets. The Company, doing business as American Body Armor and Equipment, manufactures and distributes ballistic protection and security equipment including bullet and projectile resistant garments, bomb disposal suits and helmets, ballistic helmets, shields and customized armor for vehicles. NIK Public Safety, Inc. manufactures and distributes Narcotic Identification Kits, Flex-Cuf(R) Restraints, Specimen Collection Kits and Tamper-Guard(R) Evidence Tape.